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  CUSIP No. 775877 10 3                                    Page 1 of 7 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                              Rome Bancorp, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  775877 10 3
        _______________________________________________________________
                                (CUSIP Number)

                               Charles M. Sprock
                     President and Chief Executive Officer
                                   Rome, MHC
                            100 W. Dominick Street
                             Rome, New York 13440
                         Telephone No. (315) 336-7300
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 6, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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  CUSIP NO. 775877 103                                     Page 2 of 7 Pages
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------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Rome, M.H.C.      EIN: 16-1572366
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        OO - Acquired in corporate reorganization. -- See response to Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                               1,734,396
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                               1,734,396
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           1,734,396
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           51.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           HC
------------------------------------------------------------------------------

Item 1.   Security and Issuer

     The securities as to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $.01 per share (the "Common Stock"), of Rome Bancorp, Inc., a Delaware corporation (the "Company"), having its principal office at 100 W. Dominick Street, Rome, New York 13440.

Item 2.   Identity and Background

          (a)-(c) This Schedule 13D is being filed by Rome, MHC, a New York chartered mutual savings bank holding company (the "MHC"). The MHC's principal business is holding 51.0% of the Common Stock of the Company and indirectly controlling The Rome Savings Bank ("Bank"). The business address of the MHC is 100 W. Dominick Street, Rome, New York 13440.

          The following information is being provided with respect to each executive officer and director of the MHC (the "Insiders").

      Name               Principal Occupation or Employment
      ----               ----------------------------------
Bruce R. Engelbert       Director of the Bank and the Company.  Trustee of the MHC.
                         Retired President of Engelbert's Jewelers Inc.
David C. Grow            Director of the Bank and the Company.  Trustee of the MHC.
                         Partner at law firm of McMahon, Grow & Getty.
Kirk B. Hinman           Director of the Bank and the Company.  Trustee of the MHC.
                         President of Rome Strip Steel Company, Inc.
T. Richard Leidig        Director of the Bank and the Company.  Trustee of the MHC.  Self-
                         employed as a business consultant.
Richard H. McMahon       Director of the Bank and the Company.  Trustee of the MHC.
                         Partner at law firm of McMahon, Grow & Getty.
Marion C. Scoville       Director of the Bank and the Company.  Trustee of the MHC.
                         Corporate Secretary and Executive Assistant to the President of the
                         Bank.
Charles M. Sprock        Chairman, President and Chief Officer of the Bank, the MHC and
                         the Company.
Michael J. Valentine     Director of the Bank and the Company.  Trustee of the MHC.
                         President of Mele Manufacturing Company, Inc.
Anthony B. Bauer         Senior Vice President in Charge of Operations.
D. Bruce Fraser          Vice President in Charge of Branch Administration and Security.
David C. Nolan           Treasurer and Chief Financial Officer.
James F. Sullivan        Vice President and Senior Loan Officer.
Jeannette Remp Sawyer    Vice President in Charge of Residential Mortgage Lending.

                               Page 3 of 7 Pages

          (d) During the last five years, neither the MHC nor the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither the MHC nor the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration

          On October 6, 1999, the Bank consummated its reorganization into the mutual savings bank holding company form of organization, whereby the following steps were taken: (i) the Bank organized an interim stock savings bank as a wholly owned subsidiary ("Interim One"); (ii) Interim One organized an interim stock savings bank as a wholly owned subsidiary ("Interim Two"); (iii) Interim One organized the Company as a wholly owned subsidiary; (iv) the Bank exchanged its charter for a New York stock savings bank charter to become the Bank in stock form and Interim One exchanged its charter for a New York mutual savings bank holding company charter to become the MHC; (v) simultaneously with step
(iv), Interim Two merged with and into the Bank with the Bank as the resulting institution; (vi) all of the initially issued stock of the Bank was transferred to the MHC in exchange for membership interests in the MHC; and (vii) the MHC contributed the capital stock of the Bank to the Company, and the Bank in stock form became a wholly owned subsidiary of the Company.

          In connection with the reorganization, the Company sold 1,598,365 shares of its Common Stock at $7.00 per share to the public and issued 1,734,396 shares of such Common Stock to the MHC and 68,015 shares of such Common Stock to The Rome Savings Bank Foundation. In connection with Step (iii) above, Interim I purchased 1,734,396 shares of the Company for $17,343. As discussed in Step
(iv) above, Interim I became the MHC. The funds to purchase the Company's shares originated from Interim I's organizational funds.

Item 4.   Purpose of Transaction

          The reorganization will afford the Bank greater operating flexibility to meet current and future business goals. The mutual holding company corporate structure will better position the Bank to compete with other financial institutions and to take advantage of business opportunities. By issuing only a minority of Company's common stock to the public, the organization preserves its ability to remain an independent community-oriented organization.

          Although the MHC and Insiders intend to exercise their rights as stockholders, they do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation,

                               Page 4 of 7 Pages
involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a-b)     The MHC beneficially owns (with sole voting and dispositive power) an aggregate of 1,734,396 shares of Common Stock or 51.0% of the shares issued and outstanding on October 6, 1999. The Insiders individually have the sole power to vote and the sole power to dispose of the shares of Common Stock owned by them, except as otherwise indicated. The following information is provided with respect to the Insiders as of October 6, 1999:

                          Number of Shares         Percent of
                            Directly and       Outstanding Shares
      Name               Beneficially Owned      of Common Stock
      ----               ------------------    ------------------
Bruce Engelbert                15,000                  (1)
David Grow                     15,400(2)               (1)
Kirk Hinman                    22,000(3)               (1)
T. Richard Leidig              22,000(4)               (1)
Richard H. McMahon             22,000(5)               (1)
Marion Scoville                 4,285                  (1)
Charles Sprock                 22,000                  (1)
Michael Valentine              22,000                  (1)
Anthony Bauer                   1,000(6)               (1)
D. Bruce Fraser                    25                  (1)
David Nolan                    15,715                  (1)
James Sullivan                  3,572                  (1)
Jeanette Remp Sawyer                0                  (1)

                               Page 5 of 7 Pages

     (1) Less than 1% of the total outstanding shares of Common Stock.
     (2) Includes 7,100 shares held in Mr. Grow's Individual Retirement Account ("IRA"), 700 shares held in his spouse's IRA and 100 shares held by his daughter.
     (3) These shares are held jointly with Mr. Hinman's spouse.
     (4) These shares are held directly by Mr. Leidig's spouse.
     (5) Includes 7,100 shares held in Mr. McMahon's IRA.
     (6) These shares are held jointly with Mr. Bauer's spouse.

          (c)  Not applicable.

          (d) No person or entity other than the MHC has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the MHC's Common Stock reported in this schedule.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.   Material Required to Be Filed as Exhibits

          None.

                               Page 6 of 7 Pages

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    Rome, MHC

                              By:   /s/ Charles M. Sprock
                                    -------------------------------------
                                    Charles M. Sprock
                                    President and Chief Executive Officer

October 18, 1999

                               Page 7 of 7 Pages